FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated October 22, 2012 entitled, "CN announces new share repurchase program, declares fourth-quarter 2012 quarterly cash dividend.”

2.	Notice of intention to make a normal course issuer bid ("NCIB")

Item 1

North America’s Railroad

NEWS RELEASE

CN announces new share repurchase program,
declares fourth-quarter 2012 quarterly cash dividend

MONTREAL, Oct. 22, 2012 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has authorized a new normal-course-issuer bid to purchase, for cancellation, up to C$1.4 billion in common shares, not to exceed 18 million common shares, representing 4.75 per cent of the common shares issued and outstanding of the Company not held by insiders on Oct. 15, 2012. Approximately 431.5 million CN common shares were issued and outstanding on that date.

CN repurchased 16.7 million common shares under its share repurchase program announced in October 2011, at a weighted-average price of C$80.84 per share, excluding brokerage fees, returning almost C$1.4 billion to shareholders.

The new repurchase program – starting on Oct. 29, 2012, and ending no later than Oct. 28, 2013 – will be conducted through a combination of discretionary transactions and automatic repurchase plans through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations. Toronto Stock Exchange (TSX) rules will permit CN to purchase daily, through TSX facilities, a maximum of 202,935 common shares under the Company’s new repurchase program. Purchases under the normal-course-issuer bid will be made by means of open market transactions or such other means as the TSX or a securities-regulatory authority may permit, including private agreements under an issuer bid exemption order issued by a securities regulatory authority in Canada.

The price to be paid by CN for any common shares will be the market price at the time of acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order.

CN’s management and Board of Directors believe that the repurchase by the Company of its shares represents an appropriate use of its funds.

Luc Jobin, CN executive vice-president and chief financial officer, said: “CN’s strong record of financial performance has enabled the Company to reward its shareholders with close to C$3.5 billion in share buy-backs since 2010. The launch of a new share repurchase program to return additional cash to its shareholders, while continuing to pursue other business opportunities, confirms CN’s commitment to create shareholder value.”

CN also announced today that its Board of Directors has approved a fourth-quarter 2012 dividend on the Company’s common shares outstanding. A quarterly dividend of thirty-seven and one-half cents (C$0.375) per common share will be paid on Dec. 31, 2012, to shareholders of record at the close of business on Dec. 10, 2012.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal course issuer bid. CN cautions that, by their nature, these forward-looking statements involve risk, uncertainties and assumptions, and are subject to our board's discretion in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Item 2

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

1.	Securities Sought – State the following:

a)	Class(es) of securities subject to the NCIB: Common Shares

b)	Total number of securities:

i)	issued and outstanding: (as of October 15, 2012): 431,487,673

ii)	if applicable, in the total public float : (as of October 15 2012): 378,957,724

c)	Percentage of securities that may be purchased under the NCIB:

i)	% of issued and outstanding (maximum 5%): n/a

ii)	% of the public float, as the case may be (maximum 10%): 4.75%

d)	Maximum number of securities that may be acquired under the NCIB: 37,895,772

e)	Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum): Up to 18,000,000 CNR Common Shares.

f)	Is the issuer an investment fund: No

i)	If the answer is NO, the average daily trading volume for six months prior to date hereof: 811,742 shares traded daily on average for the period of April 1, 2012 to September 30, 2012.

g)	Does the issuer have a class of restricted securities: No

If the answer is YES:

i)	describe the voting rights of all equity securities: N/A

ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

h)	Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Securities will be cancelled.

2.
Duration – State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence: October 29, 2012 up to and including October 28, 2013.

3.	Method of Acquisition – State the following:

a)
whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made:  Yes – the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as may be

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 4, 2011)	© 2011, TSX Inc.

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

permitted by the TSX, including pre-arranged crosses.

b)	whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of NYSE.

c)
whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:  Yes, plus brokerage fees, or such other price as may be permitted by the TSX. All of the Common Shares purchased will be cancelled.

d)
whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:  Yes, and by other means as may be permitted by the TSX, including pre-arranged crosses and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

4.
Consideration Offered – State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.:  Subject to a maximum aggregate purchase price of C$1,400,000,000.

5.
Reasons for the NCIB – State the purpose or business reasons for the NCIB:  CNR’s management and Board of Directors believe that the repurchase by the Company of its shares represents an appropriate use of its funds.

6.
Valuation – State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the best knowledge of CNR’s directors and officers, after reasonable enquiry, CNR has not, in the past two-year period preceding the date hereof, obtained an appraisal or valuation regarding CNR or its material assets or securities.

7.	Previous Purchases – Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)	method of acquisition: Through the TSX and NYSE facilities and private agreements under issuer bid exemption order issued by a securities regulatory authority.

b)	the number of securities purchased: 16,700,000 Common Shares
c)	the weighted average price paid per security: Cdn $80.84, excluding brokerage fees.

8.	Persons Acting Jointly or In Concert with the Issuer – Disclose the identity of any party acting jointly or in concert with the issuer: None.

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 4, 2011)	© 2011, TSX Inc.

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

9.	Acceptance by Insiders, Affiliates and Associates –

a)	name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None - see below .

b)
where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities:  None - see below

Except as set out below, to the knowledge of the directors and senior officers of CNR, after reasonable enquiry, no director or senior officer of CNR and no associate of a director or senior officer of CNR or any person acting jointly or in concert with CNR, or any person holding 10% or more of any class of equity securities of CN, has any present intention to sell Common Shares during the period of the Offer. However, sales of Common Shares through the facilities of exchanges or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. Certain directors and senior officers of CNR may exercise options to purchase Common Shares under the existing stock option plans of CNR and in turn sell Common Shares in open market transactions.

10. Benefits from the NCIB – State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell:  None.

11.	Material Changes in the Affairs of the Issuer – Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None.

12.	Participating Organization Information –

	Canada	U.S.
(a) Brokerage Firm:	Scotia Capital Inc. Global Banking and Markets	HSBC Securities (USA) Inc. Equity Capital Markets - Global Capital Financing
(b) Name of registered representative:	Scott Macdonald Associate Director, Institutional Equity Trading	Jeff Nicklas Director HSBC Securities (USA) Inc.
(c) Address of brokerage firm:	40 King Street West, 68th Floor Toronto, ON M5W 2X6	452 Fifth Ave Tower 3 New York, NY 10018
(d) Fax number:	(416) 862-3005	(646) 366-3664
(e) Telephone number	(416) 863-7511	(212) 525 3154

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 4, 2011)	© 2011, TSX Inc.

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

13.
Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:  CNR will enter into an automatic purchase agreement during the course of the NCIB.

14.
Certificate – The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

October 22, 2012

/s/ Sean Finn
NAME: Sean Finn
TITLE: Executive Vice-President Corporate Services and Chief Legal Officer

Form 12 – Notice of Intention to make a Normal Course Issuer Bid (as at February 4, 2011)	© 2011, TSX Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 22, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel